Filed Pursuant to Rule 424(b)(3)
Registration No. 333-269443

PROSPECTUS

GINKGO BIOWORKS HOLDINGS, INC.

7,279,426 Shares of Class A Common Stock

This prospectus relates to the resale or other disposition from time to time of up to 7,279,426 shares in the aggregate (the “Shares”) of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Ginkgo Bioworks Holdings, Inc., a Delaware corporation (the “Company”), by the selling securityholders named in this prospectus (each a “Selling Securityholder” and, collectively, the “Selling Securityholders,” which term as used in this prospectus includes their permitted transferees, pledgees, distributees, donees, and successors-in-interest).

The Selling Securityholders may sell, transfer, or otherwise dispose of any or all of their securities on any stock exchange, market, or trading facility on which the securities are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

We are not offering any shares of our Class A Common Stock for sale under this prospectus. We will pay certain offering fees and expenses and fees in connection with the registration of our Class A Common Stock. We will not receive any of the proceeds from the resale of the shares of Class A Common Stock of Ginkgo by the Selling Securityholders.

Our Class A Common Stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “DNA.” On February 2, 2023, the last reported sale price of our Class A Common Stock was $2.19 per share.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

Investing in our securities involves risks. See the section entitled “Risk Factors” on page 8 of this prospectus, and any applicable prospectus supplement, and under similar headings in the other documents that are incorporated by reference into this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 3, 2023.

You should rely only on the information contained in this prospectus. We have not and the Selling Securityholders have not authorized anyone to provide you with information that is different from that contained in this prospectus. This prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this prospectus is accurate as of any date other than that date.

For investors outside the United States, neither we, nor the Selling Securityholders, have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration or continuous offering process. By using a shelf registration statement, the Selling Securityholders may sell up to an aggregate of 7,279,426 Shares from time to time in one or more offerings as described in this prospectus. We will not receive any of the proceeds from the sale of the Shares by the Selling Securityholders.

You should read this prospectus and the information and documents incorporated by reference carefully. Such documents contain important information that you should consider when making your investment decision. See the sections entitled “Where You Can Find More Information” and “Incorporation of Documents by Reference” in this prospectus.

We may also file a prospectus supplement or post-effective amendment to the registration statement of which this prospectus forms a part that may contain material information relating to this offering. The prospectus supplement or post-effective amendment may also add, update or change information contained in this prospectus with respect to the offering. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement or post-effective amendment, you should rely on the prospectus supplement or post-effective amendment, as applicable. Any statement contained in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in such prospectus supplement or post-effective amendment modifies or supersedes such statement. Any statement so modified will be deemed to constitute a part of this prospectus only as so modified, and any statement so superseded will be deemed not to constitute a part of this prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus or any applicable prospectus supplement. Neither we nor the Selling Securityholders have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus, any applicable prospectus supplement. This prospectus is not an offer to sell securities, and it is not soliciting an offer to buy securities, in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any prospectus supplement, as well as information we have filed with the SEC that is incorporated by reference, is accurate as of the date on the front of those documents only, regardless of the time of delivery of this prospectus or any applicable prospectus supplement, or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below in the section entitled “Where You Can Find More Information.”

In this prospectus, unless the context otherwise requires, “Ginkgo,” the “Company,” “we,” “us,” “our” and similar names refer to Ginkgo Bioworks Holdings, Inc. and its subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and the documents incorporated herein and therein by reference include forward-looking statements regarding, among other things, the plans, strategies, prospects, current expectations, operations and anticipated results of operations, both business and financial, of Ginkgo. These statements are based on the beliefs and assumptions of the management of Ginkgo. Although Ginkgo believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, Ginkgo cannot assure you that it will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes”, “estimates”, “expects”, “projects”, “forecasts”, “may”, “will”, “should”, “seeks”, “plans”, “scheduled”, “anticipates” or “intends” or similar expressions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	Ginkgo’s ability to raise financing in the future and to comply with restrictive covenants related to long-term indebtedness;

•	Ginkgo’s ability to retain or recruit, or adapt to changes required in, its founders, senior executives, key personnel or directors;

•	factors relating to the business, operations and financial performance of Ginkgo, including:

○	Ginkgo’s ability to effectively manage its growth;

○	Ginkgo’s exposure to the volatility and liquidity risks inherent in holding equity interests in certain of its customers;

○

rapidly changing technology and extensive competition in the synthetic biology industry that could make the products and processes Ginkgo is developing obsolete or non-competitive unless it continues to collaborate on the development of new and improved products and processes and pursue new market opportunities;

○	Ginkgo’s reliance on its customers to develop, produce and manufacture products using the engineered cells and/or biomanufacturing processes that Ginkgo develops;

○	Ginkgo’s ability to comply with laws and regulations applicable to its business; and

○	market conditions and global and economic factors beyond Ginkgo’s control;

•	intense competition and competitive pressures from other companies worldwide in the industries in which Ginkgo operates;

•	the success of Ginkgo’s programs and their potential to contribute revenue;

•	litigation and the ability to adequately protect Ginkgo’s intellectual property rights;

•	Ginkgo’s ability to successfully integrate and realize the benefits of merger and acquisition transactions including its ability to expand its platform capabilities;

•	Ginkgo’s preliminary and unaudited financial results, which may differ materially from Ginkgo’s final audited revenue and other financial results; and

•	other factors detailed in the section entitled “Risk Factors.”

These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this prospectus are more fully described in the section entitled “Risk Factors” and elsewhere in this prospectus. The risks described in the section entitled “Risk Factors” are not exhaustive. Other sections of this prospectus describe additional factors that could adversely affect the business, financial condition or results of operations of Ginkgo. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can Ginkgo assess the impact of all such risk factors on the business of Ginkgo, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance.

In particular, you should consider the numerous risks described in our Quarterly Report on Form 10-Q for the period ended September 30, 2022, as filed with the SEC on November 14, 2022, any subsequent Quarterly Report on Form 10-Q, and as described or may be described in any subsequent Annual Report on Form 10-K under the heading “Item 1A.Risk Factors,” which are incorporated by reference into this prospectus, and any other documents we file with the SEC that are deemed incorporated by reference into this prospectus and in the “Risk Factors” section in the applicable prospectus supplement. See “Where You Can Find More Information.” Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we make.

Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements attributable to Ginkgo or persons acting on its behalf are expressly qualified in their entirety by the foregoing cautionary statements. Ginkgo undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SUMMARY OF THE PROSPECTUS

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus. The summary may not contain all the information that you should consider before investing in our securities. You should read the entire prospectus carefully, including “Risk Factors” contained in this prospectus and the documents incorporated by reference herein, before making an investment decision.

The Company

Ginkgo Bioworks Holdings, Inc. is the leading horizontal platform for cell programming, providing flexible, end-to-end services that solve challenges for organizations across diverse markets, from food and agriculture to pharmaceuticals to industrial and specialty chemicals. Ginkgo’s biosecurity and public health unit, Concentric by Ginkgo, is building global infrastructure for biosecurity to empower governments, communities, and public health leaders to prevent, detect and respond to a wide variety of biological threats. We have incurred net losses since our inception. Our net loss attributable to our stockholders was approximately $669.1 million and $1,928.4 million for the three and nine months ended September 30, 2022, respectively, and $1,830.0 million, $126.6 million and $119.3 million for the fiscal years ended December 31, 2021, 2020 and 2019, respectively. As of September 30, 2022, we had an accumulated deficit of approximately $4,226.3 million, and as of December 31, 2021, we had an accumulated deficit of approximately $2,297.9 million. For more information, see “Part II, Item 1A-Risk Factors—Risks Related to Ginkgo’s Business—We have a history of net losses. We expect to continue to incur losses for the foreseeable future, and we may never achieve or maintain profitability” in our Quarterly Report on Form 10-Q for the period ended September 30, 2022, as filed with the SEC on November 14, 2022.

Recent Developments

Preliminary Performance Update

On January 11, 2023, Ginkgo announced preliminary performance updates for the year ended December 31, 2022. Among the results, Ginkgo highlighted that it continues to expect to add 55-60 new Cell Programs to the Foundry platform and Total revenue of $460 - 480 million in 2022. While preliminary unaudited Foundry revenue is expected to be below the previously disclosed guidance of $150 - $170 million in 2022 due to certain targeted milestones remaining unearned in the fourth quarter, preliminary unaudited Biosecurity revenue is expected to exceed the previously disclosed guidance of at least $310 million in 2022. Ginkgo expects to report that it had approximately $1.3 billion of cash and cash equivalents as of December 31, 2022.

This financial data for the year ended December 31, 2022 is preliminary and may change. This preliminary financial data has been prepared by, and is the responsibility of our management. Ernst & Young LLP, our independent registered public accounting firm, has not audited, reviewed, compiled or performed any procedures with respect to this preliminary financial data, nor have any other independent accountants. There can be no assurance that Ginkgo’s actual results for the year ended December 31, 2022 will not differ from the preliminary financial data and such changes could be material. In addition, this preliminary financial data should not be viewed as a substitute for Ginkgo’s full, audited financial statements for the year ended December 31, 2022 prepared in accordance with U.S. generally accepted accounting standards. Additional information that will be material to investors will be provided in these financial statements, and, accordingly, investors should not place undue reliance on the limited preliminary information being provided herein.

Zymergen Acquisition

On October 19, 2022, Ginkgo completed the previously announced acquisition contemplated by that certain Agreement and Plan of Merger, dated as of July 24, 2022 (the “Zymergen Merger Agreement”), among Zymergen Inc., a Delaware public benefit corporation (“Zymergen”), Ginkgo, and Pepper Merger Subsidiary Inc., a Delaware corporation and an indirect wholly owned subsidiary of Ginkgo (“Merger Subsidiary”). Pursuant to the Zymergen Merger Agreement, Merger Subsidiary merged with and into Zymergen (the “Zymergen Merger”), with Zymergen surviving the Zymergen Merger as a wholly owned subsidiary of Ginkgo. As consideration for the transaction, the Company delivered to Zymergen common stockholders approximately 99,422,907 shares of Class A Common Stock.

Allen & Company LLC (“Allen & Company”) served as financial advisor to Ginkgo in connection with the Zymergen Merger. Pursuant to a letter agreement, dated as of October 18, 2022, by and between Ginkgo and Allen & Company (the “Allen Letter Agreement”), on October 28, 2022, Ginkgo issued an aggregate of 327,289 shares of Class A Common Stock to Allen & Company and certain of its employees, in partial satisfaction of the transaction fee payable by Ginkgo to Allen & Company upon consummation of the Zymergen Merger.

Bayer Asset Purchase

On October 17, 2022, Ginkgo closed the previously announced transaction with Bayer CropScience LP, a Delaware limited partnership (“Bayer”), pursuant to which the Company acquired certain assets and liabilities of Bayer, including Bayer’s 175,000-square-foot West Sacramento Biologics Research & Development site, team, and internal discovery and lead optimization platform. As consideration for the net assets acquired, the Company paid Bayer $80.0 million in cash at closing.

Concurrently with the closing, Bayer and Ginkgo entered into a termination agreement, which agreement initiates the dissolution of Joyn Bio, LLC (“Joyn”), the joint venture created by Ginkgo and Bayer in 2017. The dissolution terms provide for the disbursement of contributed intellectual property back to the respective owners, the disbursement of a joint ownership of certain intellectual property rights created by Joyn, including with respect to Joyn’s nitrogen fixation technology to each party, the disbursement of property and equipment as agreed to by the parties, the assumption by Ginkgo of Joyn’s two real estate leases and the transfer of certain employees to Ginkgo. Dissolution costs will be shared equally among Bayer and Ginkgo.

Concurrently with the closing, Bayer and Ginkgo also entered into a Technical Development Agreement, under which (i) Ginkgo will grant Bayer exclusive licenses to Ginkgo’s joint ownership right, title and interest to Joyn’s nitrogen fixation intellectual property, (ii) for a three-year period, the parties will research, develop and produce microbial strains and related processes to enable the research, development, production, manufacturing and commercialization of Bayer products in agriculture as part of cell programs pursuant to Technical Development Plans agreed to by the parties, including one targeted to nitrogen fixation and (iii) for a three-year period, Ginkgo will provide certain non-cell-engineering services to Bayer related to product support as described in statements of work agreed to by the parties. In consideration for all programs, services and related licenses, Ginkgo will receive equal quarterly installments over the three-year term plus royalties on worldwide net sales of certain Bayer products developed under the Technical Development Agreement.

Circularis Acquisition

On October 4, 2022, the Company acquired Circularis Biotechnologies, Inc. (“Circularis”), a biotechnology company with a proprietary circular RNA and promoter screening platform. The acquisition was funded with $5.0 million in cash and approximately 4.5 million shares of Class A Common Stock. The purchase price is subject to net working capital and other customary adjustments and includes contingent consideration of up to $40.0 million payable primarily upon the achievement of certain clinical trial milestones over a five-year period. The contingent payments, if achieved, are payable in cash or Class A Common Stock at the election of the Company.

Corporate Information

We were originally incorporated as Soaring Eagle Acquisition Corp. (“SRNG”), a Cayman Islands exempted company, in October 2020 as a special purpose acquisition company, formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar business combination with one or more businesses. SRNG completed its initial public offering in February 2021. In September 2021, SRNG effected a deregistration under the Cayman Islands Companies Act (As Revised) and a domestication under Section 388 of the Delaware General Corporation Law, as amended (the “DGCL”), pursuant to which SRNG’s jurisdiction of incorporation changed from the Cayman Islands to the State of Delaware (the “Domestication”), and, a wholly owned subsidiary of SRNG merged with and into Ginkgo Bioworks, Inc., a Delaware corporation (the “Merger” and, together with the Domestication, the “Business Combination”), with Ginkgo Bioworks, Inc. surviving the Merger as a wholly owned subsidiary of Soaring Eagle Acquisition Corp. In connection with the Merger, we changed our name to “Ginkgo Bioworks Holdings, Inc.”

Our principal executive offices are located at 27 Drydock Avenue, 8th Floor, Boston, MA 02210.

Our telephone number is (877) 422-5362. Our website address is www.ginkgobioworks.com. Information contained on our website or connected thereto does not constitute part of, and is not incorporated by reference into, this prospectus or the registration statement of which it forms a part.

As of December 31, 2022, we are no longer an emerging growth company under the Jumpstart Our Business Startups Act of 2012. However, for the years ended December 31, 2022 and 2021 we were an emerging growth company. As an emerging growth company and for so long as we continued to be an emerging growth company, we were permitted to and did rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies.

THE OFFERING

Issuer	Ginkgo Bioworks Holdings, Inc.

Class A Common Stock offered by the Selling Securityholders	Up to 7,279,426 shares of Class A Common Stock.

Use of proceeds	The Selling Securityholders will receive all of the proceeds from this offering. We will not receive any of the proceeds from the sale of the shares of Class A Common Stock by the Selling Securityholders.

Offering price	The Selling Securityholders may sell all or a portion of its shares through public or private transactions at prevailing market prices. See “Plan of Distribution.”

Ticker symbols	“DNA” and “DNA.WS” for our Class A Common Stock and Public Warrants, respectively.

Risk factors	Any investment in the securities offered hereby is speculative and involves a high degree of risk. You should carefully consider the information set forth under “Part II, Item 1A-Risk Factors” in our Quarterly Report on Form 10-Q for the period ended September 30, 2022, as filed with the SEC on November 14, 2022, any subsequent Quarterly Report on Form 10-Q, and as described or may be described in any subsequent Annual Report on Form 10-K under the heading “Item 1A. Risk Factors,” as well as in any other documents we file with the SEC that are deemed incorporated by reference into this prospectus and the “Risk Factors” section in the applicable prospectus supplement.

RISK FACTORS

Investing in our securities involves a high degree of risk. See “Part II, Item 1A-Risk Factors” in our Quarterly Report on Form 10-Q for the period ended September 30, 2022, as filed with the SEC on November 14, 2022, any subsequent Quarterly Report on Form 10-Q, and as described or may be described in any subsequent Annual Report on Form 10-K under the heading “Item 1A. Risk Factors,” as well as in any other documents we file with the SEC that are deemed incorporated by reference into this prospectus and the “Risk Factors” section in the applicable prospectus supplement for a discussion of the factors you should carefully consider before deciding to purchase our securities. Before you invest in our securities, you should carefully consider these risks as well as other information we include or incorporate by reference into this prospectus and the applicable prospectus supplement. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations. The occurrence of any of these risks might cause you to lose all or part of your investment in the offered securities. The discussion of risks includes or refers to forward-looking statements; you should read the explanation of the qualifications and limitations on such forward-looking statements discussed elsewhere in this prospectus.

USE OF PROCEEDS

All of the shares of Class A Common Stock offered by the Selling Securityholders pursuant to this prospectus will be sold by the Selling Securityholders for their respective accounts. We will not receive any of the proceeds from these sales.

The Selling Securityholders will pay any underwriting fees, discounts, selling commissions, stock transfer taxes and certain legal expenses incurred by such Selling Securityholders in disposing of their shares of Class A Common Stock, and we will bear all other costs, fees and expenses incurred in effecting the registration of such securities covered by this prospectus, including, without limitation, all registration and filing fees, NYSE listing fees and fees and expenses of our counsel and our independent registered public accountants.

DESCRIPTION OF CAPITAL STOCK

The following summary of the material terms of our capital stock is not intended to be a complete summary of the rights and preferences of such securities, and is qualified by reference to our amended and restated certificate of incorporation (the “Charter”), our amended and restated bylaws (the ”Bylaws”) and the warrant- related documents described herein, which are exhibits to the registration statement of which this prospectus is a part. We urge you to read each of our Charter, our Bylaws and the Warrant-related documents described herein in their entirety for a complete description of the rights and preferences of our securities.

Authorized Capital Stock

Ginkgo’s Charter authorizes the issuance of 16,000,000,000 shares of all classes of Ginkgo’s capital stock, consisting of:

•	200,000,000 shares of undesignated preferred stock, par value $0.0001 per share;

•	10,500,000,000 shares of Class A Common Stock;

•	4,500,000,000 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”); and

•	800,000,000 shares of Class C common stock, par value $0.0001 per share (“Class C Common Stock”).

Common Stock

Ginkgo has three classes of authorized common stock: Class A Common Stock, Class B Common Stock, and Class C Common Stock (collectively, the “Common Stock”). Generally, Class B Common Stock can only be issued to, transferred to, and held by Ginkgo’s directors and employees, or trusts or legal entities through which the right to vote the shares of Class B Common Stock held thereby is exercised exclusively by one or more of Ginkgo’s directors or employees (any such director, employee, trust or legal entity, an “Eligible Holder”), unless otherwise determined by a majority of the Class B Directors then serving.

Voting Rights

Class A Common Stock

Holders of Class A Common Stock are entitled to one (1) vote for each share of Class A Common Stock held of record by such holder on all matters voted upon by Ginkgo stockholders.

Class B Common Stock

Holders of Class B Common Stock are entitled to ten (10) votes for each share of Class B Common Stock held of record by such holder on all matters voted upon by Ginkgo stockholders.

Class C Common Stock

Except as expressly provided in Ginkgo’s Charter or required by applicable law, holders of Class C Common Stock generally are not entitled to vote on matters voted upon by Ginkgo stockholders. Solely to the extent that a holder of Class C Common Stock is expressly entitled to vote on any matter pursuant to Ginkgo’s Charter or by applicable law, the holder will be entitled to one (1) vote for each share of Class C Common Stock held of record by such holder.

Stockholder Votes

Holders of Common Stock generally vote together as a single class on all matters submitted to a vote of Ginkgo stockholders (including the election and removal of directors), unless otherwise provided in Ginkgo’s certificate of incorporation or required by applicable law. Any action or matter submitted to a vote of the Ginkgo stockholders will be approved if the number of votes cast in favor of the action or matter exceeds the number of votes cast in opposition to the action or matter, except that Ginkgo’s directors will be elected by a plurality of the votes cast. Holders of Class A Common Stock are not entitled to cumulate their votes in the election of Ginkgo’s directors.

Delaware law could require holders of a class of Ginkgo’s capital stock to vote separately as a class on any proposed amendment of Ginkgo’s certificate of corporation if the amendment would increase or decrease the par value of the shares of that class or would alter or change the powers, preferences or special rights of the shares of that class in a manner that affects them adversely.

Holders of Common Stock are not entitled to vote on any amendment to Ginkgo’s Charter that relates solely to the terms of one or more series of Ginkgo’s preferred stock and on which the holders of such affected series are entitled to vote, either separately as a class or together with the holders of one or more other series of Ginkgo’s preferred stock, pursuant to Ginkgo’s Charter or by applicable law.

Stockholder Action by Written Consent

The Charter provides that Ginkgo’s stockholders may act by written consent only if (a) the action to be taken or effected has been approved by the affirmative vote of all of the directors of Ginkgo then serving or (b) the holders of Class B Common Stock collectively beneficially own shares representing a majority of the voting power of all of the outstanding shares of capital stock of Ginkgo. In all other circumstances, any action required or permitted to be taken by Ginkgo’s stockholders must be effected at a duly called annual or special meeting of stockholders and may not be taken or effected by written consent.

Special Meetings of Stockholders

The Charter provides that, except as otherwise required by applicable law, special meetings of Ginkgo’s stockholders may be called only by the board of directors of Ginkgo (the “Ginkgo Board”), the chairman of the Ginkgo Board, Ginkgo’s chief executive officer or president, or, at any time that the holders of Class B Common Stock collectively beneficially own shares representing a majority of the voting power of all of the outstanding shares of capital stock of Ginkgo, the holders of shares representing a majority of the voting power of all of the outstanding shares of capital stock of Ginkgo.

Economic Rights

Except as otherwise expressly provided in Ginkgo’s Charter or required by applicable law, shares of each class of Common Stock have the same rights, powers and preferences and rank equally, share ratably and be identical in all respects as to all matters, including the following:

Dividends and Distributions; Rights upon Liquidation

Subject to the rights of holders of any outstanding series of Ginkgo preferred stock, the holders of shares of each class of Common Stock are entitled to receive ratably, on a per share basis, any dividend or distribution (including upon the liquidation, dissolution or winding up of Ginkgo) paid by Ginkgo, unless otherwise approved by the affirmative vote of the holders of a majority of each of the outstanding shares of Class A Common Stock, the outstanding shares of Class B Common Stock, and the outstanding shares of Class C Common Stock, each voting separately as a class, except that, if a dividend or distribution is paid in the form of shares (or options, warrants or other rights to acquire shares) of Common Stock, then holders of Class A Common Stock will receive shares (or options, warrants or other rights to acquire shares) of Class A Common Stock, holders of Class B Common Stock will receive shares (or options, warrants or other rights to acquire shares) of Class B

Common Stock, and holders of shares of Class C Common Stock will receive shares (or options, warrants or other rights to acquire shares) of Class C Common Stock.

Subdivisions, Combinations and Reclassifications

If Ginkgo subdivides or combines any class of Common Stock with any other class of Common Stock, then each class of Common Stock must be subdivided or combined in the same proportion and manner, unless otherwise approved by the affirmative vote of the holders of a majority of each of the outstanding shares of Class A Common Stock, the outstanding shares of Class B Common Stock, and the outstanding shares of Class C Common Stock, each voting separately as a class.

Mergers and Other Extraordinary Transactions

The Charter provides that, in the event of certain extraordinary transactions affecting Ginkgo (including certain transactions resulting in a change of control of Ginkgo, the acquisition by a third party of assets of Ginkgo generating at least 50% of Ginkgo’s revenues on a consolidated basis, or any merger or consolidation of Ginkgo), shares of each class of Common Stock will be entitled to receive ratably, on a per share basis, any consideration paid or otherwise distributed to, or rights received by, Ginkgo stockholders, or into which such shares are converted or for which such shares are exchanged, in connection with such extraordinary transaction (including with respect to the form, amount and timing thereof), unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock, the holders of a majority of the outstanding shares of Class B Common Stock and the holders of a majority of the outstanding shares of Class C Common Stock, each voting separately as a class, except that, to the extent that such consideration is paid in the form of securities or other equity interests, holders of Class B Common Stock may receive a class, series or other form of such securities or other equity interests each having voting power that is ten (10) times greater than the voting power of any security or other equity interest received by holders of Class A Common Stock and holders of Class C Common Stock may receive a class, series or other form of such securities or other equity interests having no voting power.

Additionally, the Charter prohibits Ginkgo from entering into any agreement with respect to a tender or exchange offer by a third party unless such agreement provides for consideration to be paid or distributed to, or rights to be received by, Ginkgo stockholders in the manner provided in the paragraph immediately above.

Equal Value upon Disposition

The Charter provides that, in the case of any disposition of Class B Common Stock for value, the value paid in respect of such share of Class B Common Stock must be equal to the prevailing price per share of Class A Common Stock at the time of such disposition for value. Ginkgo may (and expects to) from time to time establish restrictions, policies and procedures relating to transfers and dispositions of shares of Class B Common Stock as it deems necessary or advisable.

Transfer Restrictions

Lock-up Applicable to Founders and Employees

The Charter provides that, subject to customary exceptions and the other exceptions described in the following sentences, Jason Kelly, Reshma Shetty, Austin Che, Bartholomew Canton and Thomas F. Knight, Jr. (collectively, the “Founders”) and their affiliated trusts and any Ginkgo stockholder who is an employee of Ginkgo or any of its wholly owned subsidiaries at the time of the Closing, and any transferee of any of the foregoing, are unable to transfer their shares of Class A Common Stock or Class B Common Stock received as consideration in the Merger (including upon the settlement of any equity award of Ginkgo into which any equity award of Old Ginkgo was converted in the Merger), other than the approximately 188.7 million earn-out shares of Common Stock, which are subject to forfeiture to the extent that the vesting conditions described below are not satisfied on or before the fifth anniversary of the consummation of the Merger, for a period of one year following the closing of the Business Combination. The transfer restrictions described in the foregoing sentence will not apply to an aggregate of 10% of the total number of shares subject to such transfer restrictions, excluding (from this exception to such transfer restrictions) any shares of Class A Common Stock or Class B Common Stock received upon the settlement of any equity award of Ginkgo into which any equity award of Old Ginkgo that was, immediately prior to the effective time of the Merger, subject to any unsatisfied service- or time-based vesting condition was converted in the Merger. Additionally, solely in the case of any holder of any equity award of Ginkgo (including any such equity award into which any equity award of Old Ginkgo was converted in the merger), the transfer restrictions described in the first sentence of this paragraph no longer apply.

Conversion

Optional Conversion

Holders of Class B Common Stock have the right to convert shares of their Class B Common Stock into fully paid and non assessable shares of Class A Common Stock, on a one-to-one basis, at the option of the holder at any time upon written notice to Ginkgo’s transfer agent.

Automatic Conversion

Generally, shares of Class B Common Stock will convert automatically into Class A Common Stock upon the holder of such shares ceasing to be an Eligible Holder (whether as a result of the holder’s termination, resignation or removal as a director or employee of Ginkgo, the transfer of such shares to an individual, trust or entity that is not an Eligible Holder, a person other than a director or employee of Ginkgo gaining any direct or indirect right to vote such shares, or otherwise), unless otherwise determined by the affirmative vote of a majority of the directors of Ginkgo then serving who qualify as “independent” in accordance with the requirements of the securities exchange on which equity securities of Ginkgo are then listed for trading. A determination by the secretary of the Ginkgo that an event has occurred that triggers the automatic conversion of Class B Common Stock into Class A Common Stock will be conclusive and binding; however, a holder of Class B Common Stock (or Class A Common Stock into which Class B Common Stock has converted) who believes in good faith that such determination is in error may appeal such determination to the Ginkgo Board, in which case, the determination of the Ginkgo Board (including as to whether or not to review such determination) will be conclusive and binding.

Conversion Policies and Procedures

Ginkgo may (and expects to) establish from time to time certain restrictions, policies and procedures relating to the general administration of its multi-class stock structure and the conversion of Class B Common Stock to Class A Common Stock. Adoption or amendment of any such policy or procedure must be approved by the affirmative vote of a majority of Ginkgo’s directors and, if any Class B Director is then serving, at least one Class B Director (defined below).

Registration Rights

Each of the Amended and Restated Registration Rights Agreement, dated as of September 16, 2021, by and among Ginkgo, Eagle Equity Partners III, LLC (the “Sponsor”) and Viking Global Opportunities Illiquid Investments Sub-Master LP (the “SRNG Business Combination Registration Rights Agreement”), the Share Purchase Agreement, dated June 17, 2022, by and among Ginkgo International Holdings, Inc. (our indirect, wholly owned subsidiary), Altar, and the sellers named therein (the “Altar Purchase Agreement”), the Agreement and Plan of Merger, by and among Ginkgo International Holdings, Inc., Circularis Biotechnologies, Inc. and the sellers named therein (the “Circularis Merger Agreement”), and the Allen Letter Agreement granted registration rights to certain

Ginkgo stockholders. Each agreement grants certain Ginkgo stockholders the right to require, subject to certain conditions and limitations, that Ginkgo register for resale securities held by such stockholders, and the SRNG Business Combination Registration Rights Agreement includes “piggyback” registration rights with respect to registrations initiated by Ginkgo. The registration of shares of Class A Common Stock pursuant to the exercise of any of these registration rights would enable the applicable Ginkgo stockholders to resell such shares without restriction under the Securities Act when the applicable registration statement is declared effective. Ginkgo will bear the expenses incurred in connection with the filing of any registration statements pursuant to the SRNG Business Combination Registration Rights Agreement, the Altar Purchase Agreement, the Circularis Merger Agreement and the Allen Letter Agreement.

Other Rights

The Charter and the Bylaws do not provide for any preemptive or subscription rights with respect to the Common Stock, and there are no redemption or sinking fund provisions applicable to the Common Stock. All the outstanding shares of Common Stock are validly issued, fully paid and nonassessable.

Preferred Stock

The Charter authorizes the Ginkgo Board, to the fullest extent permitted by applicable law, to issue up to an aggregate of 200,000,000 shares of Ginkgo preferred stock in one or more series from time to time by resolution, without further action by Ginkgo’s stockholders, and to fix the powers (which may include full, limited or no voting power), designations, preferences and relative, participating, optional or other special rights, if any, of the shares of each such series (which rights may be greater than the rights of any or all of the classes of Common Stock) and any qualifications, limitations or restrictions thereof. The issuance of Ginkgo preferred stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments or payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deterring or preventing a change of control or other corporate action. No shares of preferred stock are currently outstanding, and there is no present plan to issue any shares of preferred stock.

Other Constituencies

In acknowledgment of our goal of serving all of our stakeholders over the long term, the Charter provides that, in addition to any other considerations which the Ginkgo Board, any committee thereof, or any individual director lawfully may take into account in determining whether to take or refrain from taking corporate action on any matter, including making or declining to make any recommendation to our stockholders, our board of directors, any committee thereof, or any individual director may, in his, her, or its discretion, consider the long-term as well as the short-term interests of Ginkgo, taking into account and considering, as deemed appropriate, the effects of such action on our (a) stockholders and (b) other stakeholders, including our workforce, customers, suppliers, academic researchers, governments and communities, in the case of (b), as may be identified or revised by the Ginkgo Board from time to time. The Charter also provides that nothing in the Charter or any other governing document, policy, or guideline adopted by us will (i) create any duty owed by any director to any person or entity to consider, or afford any particular weight to, any of the foregoing matters or to limit his or her consideration thereof or (ii) other than as vested in our stockholders to the extent provided under applicable law, be construed as creating any rights against any director or us. These constituency provisions grant discretionary authority only to the extent consistent with and permitted by law, and do not confer third-party beneficiary status on any person or entity.

Election, Appointment and Removal of Directors

Until the time at which the outstanding shares of Class B Common Stock cease to represent at least 2% of all of the outstanding shares of Common Stock, the holders of Class B Common Stock, voting separately as a class, will be entitled to nominate and elect a number of directors equal to 25% (rounded up to the nearest whole number) of the total number of directors constituting the Ginkgo Board (each such director, a “Class B

Director”). All other directors of Ginkgo will be elected by the holders of Class A Common Stock and Class B Common Stock, voting together as a single class.

The total number of directors constituting the Ginkgo Board will be fixed from time to time by Ginkgo’s Board, but will be subject to adjustment to ensure that the total number of directors that the holders of Class B Common Stock are entitled to nominate and elect is at least 25% of the total number of directors constituting the Ginkgo Board.

The Charter provides that any Class B Director may be removed from office (a) with cause, only by the affirmative vote of the holders of shares representing a majority of the voting power of all of the outstanding shares of Class B Common Stock and (b) without cause, by the affirmative vote of the holders of shares representing a majority of the voting power of all of the outstanding shares of capital stock of Ginkgo, voting together as a single class. Any director of Ginkgo other than a Class B Director may be removed from office, with or without cause, by the affirmative vote of the holders of shares representing a majority of the voting power of all of the outstanding shares of capital stock of Ginkgo, voting together as a single class.

The Charter provides that vacant directorships, including vacancies resulting from any increase in the total number of directors constituting the Ginkgo Board, may be filled only by the Ginkgo Board. Vacancies with respect to any Class B Director may be filled only by the remaining Class B Directors.

Committees of the Board of Directors

The Ginkgo Board has established, and will maintain, an audit committee, a nominating and corporate governance committee and a compensation committee, and may establish such other committees as it determines from time to time. For so long as any Founder serving as a director of Ginkgo holds shares of Class B Common Stock, such director will not be permitted to serve as a member of the compensation committee of the Ginkgo Board. Subject to applicable requirements of the securities exchange on which equity securities of Ginkgo are then listed for trading, at any time that any Class B Director is serving as a director of Ginkgo, each committee (other than the compensation committee) of the Ginkgo Board must include at least one Class B Director unless a majority of the Class B Directors then serving approve the formation and composition of such committee.

Action by the Ginkgo Board of Directors to Terminate a Founder

Ginkgo may not terminate the employment of any Founder for cause, or materially and adversely reduce the responsibilities, title or position of such Founder for cause, without the prior written consent of such Founder, or make any determination that an event has occurred with respect to such Founder that constitutes “cause” (as that term or any similar concept may be defined or used in any agreement relating to the employment of such Founder by Ginkgo or any of its subsidiaries or any policy of Ginkgo or any of its subsidiaries applicable to the employment of such Founder), unless such termination, reduction or determination has been approved by at least 75% of the directors of Ginkgo then in office.

Ginkgo may not terminate the employment of any Founder other than for cause, or materially and adversely reduce the responsibilities, title or position of such Founder other than for cause, without the prior written consent of such Founder, unless such termination or reduction has been approved by at least 75% of the directors of Ginkgo then in office and, if any Founder who is not the subject of the action requiring such approval is then serving as a director of Ginkgo, at least one director of Ginkgo who is a Founder.

Anti-Takeover Effects of the Charter and the Bylaws

The Charter and Bylaws contain certain provisions that may delay, discourage or impede efforts by another person or entity to acquire control of Ginkgo. We believe that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons or entities seeking to acquire control of us to first negotiate with the Ginkgo Board, which we believe may result in improvement of the terms of any such acquisition in favor of Ginkgo’s stockholders.

However, these provisions also give the Ginkgo Board the power to discourage acquisitions that some stockholders may favor.

Authorized but Unissued Capital Stock

The authorized but unissued shares of our Common Stock and our preferred stock will be available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the securities exchange on which Ginkgo’s equity securities are then listed for trading. These additional shares of capital stock may be used for a variety of corporate purposes, including growth acquisitions, corporate finance transactions, and issuances under our Equity Incentive Plan and our Employee Stock Purchase Plan. The existence of authorized but unissued and unreserved capital stock could discourage or impede an attempt to obtain control of Ginkgo by means of a proxy contest, tender offer, merger, or otherwise.

Amendment of Certificate of Incorporation or Bylaws

The DGCL generally provides that the affirmative vote of a majority of the outstanding shares entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as applicable, imposes a higher voting standard.

The Charter provides that certain provisions thereof may be adopted, amended, altered or repealed only upon the affirmative vote of the holders of at least two-thirds of the voting power of all of the outstanding shares of capital stock of Ginkgo. Such provisions include those relating to (i) stockholder action by written consent, (ii) special meetings of stockholders, (iii) the Ginkgo Board (including the election, appointment and removal of directors), (iv) termination of the employment of any Founder, material and adverse reduction of the responsibilities, title or position of any Founder without the prior written consent of such Founder, or determination that an event has occurred with respect to any Founder that constitutes “cause”, (v) limitation of the personal liability of Ginkgo’s directors, and (vi) Ginkgo’s waiver of the corporate opportunity doctrine.

The Charter provides that Ginkgo’s Bylaws may be adopted, amended, altered or repealed by the Ginkgo Board or by the affirmative vote of the holders of at least two-thirds of the voting power of all of the outstanding shares of capital stock of Ginkgo (or, if the Ginkgo Board has recommended that stockholders approve such modification to Ginkgo’s Bylaws, the affirmative vote of a majority of the voting power of all of the outstanding shares of capital stock of Ginkgo).

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes of control of Ginkgo or its management such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of the Ginkgo Board and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of Ginkgo and to reduce Ginkgo’s vulnerability to an unsolicited acquisition proposal. These provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for Ginkgo’s shares and, as a consequence, may inhibit fluctuations in the market price of the Company’s shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Multi-Class Structure

As described above, the Charter provides for a multi-class stock structure, which gives Ginkgo’s directors and employees (including the Founders) and certain of their affiliated entities and trusts, for so long as they continue to collectively beneficially own shares representing a majority of the voting power of all of the outstanding shares of capital stock of Ginkgo, significant influence over all matters requiring stockholder approval, including the election of Ginkgo’s directors and significant corporate transactions, such as a merger or other sale of Ginkgo or all or substantially all of its assets.

No Cumulative Voting for Directors

The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. The Charter does not provide for cumulative voting. As a result, the holders of shares of Common Stock representing a majority of the voting power of all of the outstanding shares of capital stock of Ginkgo will be able to elect all of the directors (other than the Class B Directors) then standing for election.

Vacancies on the Ginkgo Board

The Charter authorizes only the Ginkgo Board to fill vacant directorships, including vacancies resulting from any increase in the total number of directors constituting the Ginkgo Board. In addition, the total number of directors constituting the Ginkgo Board is permitted to be changed only by the Ginkgo Board, subject to the requirement that at least 25% of the total number of Ginkgo’s directors be Class B Directors (for so long as the outstanding shares of Class B Common Stock continue to represent at least 2% of all the outstanding shares of Common Stock). These provisions could prevent a stockholder from increasing the total number of Ginkgo’s directors and then gaining control of the Ginkgo Board.

Requirements to Terminate Employment of Founders

The Charter requires that any termination by Ginkgo of the employment of any Founder other than for cause, or material and adverse reduction of the responsibilities, title or position of such of such Founder other than for cause without the prior written consent of such Founder, be approved by at least 75% of the directors of Ginkgo then in office and, if any Founder who is not the subject of the action requiring such approval is then serving as a director of Ginkgo, at least one director of Ginkgo who is a Founder. This provision, together with the right of the holders of Class B Common Stock to nominate and elect 25% of the Ginkgo Board, could make it more difficult for a stockholder that gains control of the Ginkgo Board to effect changes in Ginkgo’s management.

Special Meetings of Stockholders, Action by Written Consent, and Advance Notice Requirements for Stockholder Proposals

Special Meetings of Stockholders

The Charter permits special meetings of Ginkgo’s stockholders to be called only by the Ginkgo Board, the chairman of the Ginkgo Board, Ginkgo’s chief executive officer or president, or, at any time that the holders of Class B Common Stock collectively beneficially own shares representing a majority of the voting power of all of the outstanding shares of capital stock of Ginkgo, the holders of shares representing a majority of the voting power of all of the outstanding shares of capital stock of Ginkgo. These provisions might delay the ability of Ginkgo’s stockholders to force consideration of a proposal or to take any action, including with respect to the removal of any of Ginkgo’s directors from office.

Stockholder Action by Written Consent

The Charter provides that Ginkgo’s stockholders may act by written consent only if (a) the action to be taken or effected has been approved by the affirmative vote of all of the directors of Ginkgo then serving or (b) the holders of Class B Common Stock collectively beneficially own shares representing a majority of the voting power of all of the outstanding shares of capital stock of Ginkgo. As a result, if the holders of Class B Common Stock were to cease to collectively beneficially own shares representing a majority of the voting power of all of the outstanding shares of capital stock of Ginkgo, Ginkgo’s stockholders would not be able to take action by written consent on any matter and would only be able to take action at an annual or special meeting of stockholders, unless the Ginkgo Board had unanimously approved the action to be taken or effected.

Advance Notice Requirement for Stockholder Proposals and Director Nominations

The Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to the Ginkgo Board. In order for any matter to be “properly brought” before a meeting (and thereby considered or acted upon at such meeting), a stockholder will have to comply with certain advance notice requirements and provide Ginkgo with certain information. Stockholders at an annual meeting will only be permitted to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Ginkgo Board or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and has delivered a timely notice, in the form and manner specified in the Bylaws, of such stockholder’s intention to bring such business before the meeting. These provisions might preclude Ginkgo’s stockholders from bringing matters before our annual meeting of stockholders or from nominating candidates for election to the Ginkgo Board, or might discourage or impede an attempt by a potential acquirer of Ginkgo to conduct a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise obtain control of Ginkgo.

Business Combinations

Ginkgo has elected not to be subject to Section 203 of the DGCL. Under Section 203 of the DGCL, a corporation will not be permitted to engage in a business combination with any interested stockholder for a period of three years following the time that such interested stockholder became an interested stockholder, unless:

(1) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

(2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

(3) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of Ginkgo’s outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Because Ginkgo has opted out of Section 203 of the DGCL in the Charter, Section 203 of the DGCL will not apply to Ginkgo.

Warrants

Ginkgo Warrants

At the effective time of the Merger, each warrant to purchase shares of Old Ginkgo capital stock (each, a “Old Ginkgo Warrant”) that was outstanding and unexercised immediately prior to the effective time of the Merger (after giving effect to the Company recapitalization, pursuant to which each Old Ginkgo Warrant to purchase shares of Old Ginkgo preferred stock became an Old Ginkgo Warrant to purchase shares of Old Ginkgo Class A Common Stock), other than such Old Ginkgo Warrants that were automatically exercised in full in accordance with their terms by virtue of the occurrence of the Merger immediately prior to the effective time of the Merger, were assumed by Ginkgo and converted into a warrant to purchase shares of Class A Common Stock on the same terms and subject to the same conditions (including as to vesting and exercisability) as were in effect with respect to such Old Ginkgo Warrant immediately prior to the effective time, with appropriate adjustments to the number of shares of Class A Common Stock underlying such warrant and the exercise price applicable thereto to account for the Merger.

SRNG Warrants

At the effective time of the Domestication, each warrant to purchase SRNG ordinary shares (each, a “SRNG Warrant”) that was issued and outstanding immediately prior to the effective time of the Domestication and not terminated pursuant to its terms was converted into a warrant to purchase shares of Common Stock on the same terms and conditions (including as to vesting and exercisability) as were in effect with respect to such SRNG Warrant immediately prior to the effective time.

As of December 31, 2022, there are currently outstanding an aggregate of 51,824,895 warrants to acquire Class A Common Stock (the “Warrants”).

Public Warrants

Ginkgo’s publicly-traded warrants (the “Public Warrants”) entitle the holder to acquire Class A Common Stock. Each whole Public Warrant entitles the registered holder to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, beginning 30 days after the Closing Date, provided that Ginkgo has an effective registration statement under the Securities Act covering the Class A Common Stock issuable upon exercise of the Public Warrants and a current prospectus relating to such Class A Common Stock is available (or Ginkgo permits holder to exercise their respective warrants on a cashless basis under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the warrant agreement, a holder may exercise its Public Warrants only for a whole number of shares of Class A Common Stock. This means only a whole Public Warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless holder has at least five units, such holder will not be able to receive or trade a whole warrant. The Public Warrants will expire five years after the Closing Date, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

Redemption of Warrants for Cash

Once the Warrants become exercisable, Ginkgo may call the Warrants for redemption for cash:

•	in whole and not in part;

•	at a price of $0.01 per Warrant;

•	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•

if, and only if, the reported closing price of the Class A Common Stock equals or exceeds $18.00 per share (as adjusted for stock sub-divisions, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before Ginkgo sends the notice of redemption to the warrant holders.

Ginkgo may exercise its redemption right even if Ginkgo is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Ginkgo has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and Ginkgo issues a notice of redemption of the Warrants, each warrant holder will be entitled to exercise his, her or its Warrant prior to the scheduled redemption date. However, the price of the Class A Common Stock may fall below the $18.00 redemption trigger price (as adjusted for stock sub-divisions, stock capitalizations, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

Redemption Procedures and Cashless Exercise

If Ginkgo calls the Warrants for redemption as described above, Ginkgo’s management will have the option to require any holder that wishes to exercise his, her or its Warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their Warrants on a “cashless basis,” Ginkgo’s management will consider, among other factors, Ginkgo’s cash position, the number of Warrants that are outstanding and the dilutive effect on Ginkgo’s stockholders of issuing the maximum number of shares of Class A Common Stock issuable upon the exercise of its Warrants. If Ginkgo Management takes advantage of this option, all holders of Warrants would pay the exercise price by surrendering their Warrants for that number of shares of Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of Class A Common Stock underlying the warrants, multiplied by the excess of the “fair market value” of the Class A Common Stock over the exercise price of the warrants by (y) the fair market value. The “fair market value” will mean the average reported closing price of the Class A Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If the Ginkgo Management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Class A Common Stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption.

Ginkgo believes this feature is an attractive option to Ginkgo if Ginkgo does not need the cash from the exercise of the Warrants. If Ginkgo calls the Warrants for redemption and Ginkgo’s management does not take advantage of this option, the holders of private placement warrants (the “Private Placement Warrants”) and their permitted transferees would still be entitled to exercise their Private Placement Warrants or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their Warrants on a cashless basis, as described in more detail below.

A holder of a Warrant may notify Ginkgo in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the Class A Common Stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of Class A Common Stock is increased by a share capitalization payable in shares of Class A Common Stock, or by a split-up of Common Stock or other similar event, then, on the effective date of such share capitalization, split-up or similar event, the number of shares of Class A Common Stock issuable on exercise of each Warrant will be increased in proportion to such increase in the outstanding shares of Common Stock. A rights offering to holders of Common Stock entitling holders to purchase Class A Common Stock at a price less than the fair market value will be deemed a share capitalization of a number of shares of Class A Common Stock equal to the product of (i) the number of shares of Class A Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A Common Stock) and (ii) the quotient of (x) the price per share of Class A Common Stock paid in such rights offering and (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for shares of Class A Common Stock, in determining the price payable for Class A Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of shares of Class A Common Stock as reported during the 10 trading day period ending on the trading day prior to the first date on which the Class A Common Stock trades on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if Ginkgo, at any time while the Warrants are outstanding and unexpired, pays a dividend or make a distribution in cash, securities or other assets to the holders of Class A Common Stock on account of such Class A Common Stock (or other securities into which the warrants are convertible), other than (a) as described above or (b) certain ordinary cash dividends, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Class A Common Stock in respect of such event.

If the number of outstanding shares of Class A Common Stock is decreased by a consolidation, combination or reclassification of Class A Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of shares of Class A Common Stock issuable on exercise of each Warrant will be decreased in proportion to such decrease in outstanding share of Class A Common Stock.

Whenever the number of shares of Class A Common Stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Class A Common Stock purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Class A Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding Class A Common Stock (other than those described above or that solely affects the par value of such Class A Common Stock), or in the case of any merger or consolidation of Ginkgo with or into another corporation (other than a consolidation or merger in which Ginkgo is the continuing corporation and that does not result in any reclassification or reorganization of the issued and outstanding Class A Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of Ginkgo as an entirety or substantially as an entirety in connection with which Ginkgo is dissolved, the holders of the Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the Class A Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of Class A Common Stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised their Warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Class A Common Stock in such a transaction is payable in the form of Class A Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Warrant properly exercises the Warrant within thirty days following public disclosure of such transaction, the Warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes Warrant Value (as defined in the warrant agreement) of the Warrant. The purpose of such exercise price reduction is to provide additional value to holders of the Warrants when an extraordinary transaction occurs during the exercise period of the Warrants pursuant to which the holders of the Warrants otherwise do not receive the full potential value of the Warrants.

The Warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Ginkgo. In connection with the Merger, Continental Stock Transfer & Trust Company assigned the warrant agreement to Computershare Trust Company, N.A. The warrant agreement provides that the terms of the Warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correct any defective provision, or mistake, including to conform the provisions of the warrant agreement to the description of the terms of the Warrants and the warrant agreement set forth herein, (ii) adjusting the provisions relating to cash dividends on Class A Common Stock as contemplated by and in accordance with the warrant agreement or (iii) adding or changing any provisions with respect to matters or questions arising under the warrant agreement as the parties to the warrant agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the Warrants, provided that the approval by the holders of at least 50% of the then outstanding Public Warrants is required to make any change that adversely affects the interests of the registered holders of Public Warrants, and, solely with respect to any amendment to the terms of the Private Placement Warrants, a majority of the then outstanding Private Placement Warrants. You should review a copy of the warrant agreement for a complete description of the terms and conditions applicable to the Warrants.

The Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to Ginkgo, for the number of Warrants being exercised. The Warrant holders do not have the rights or privileges of holders of Common Stock and any voting rights until they exercise their Warrants and receive Class A Common Stock. After the issuance of Class A Common Stock upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Private Placement Warrants

The Private Placement Warrants (including the Class A Common Stock issuable upon exercise of the Private Placement Warrants) became transferable, assignable or salable on October 16, 2021 but are not redeemable by Ginkgo for cash so long as they are held by the Sponsor, members of the Sponsor or their permitted transferees.

The initial purchasers of the Private Placement Warrants, or their permitted transferees, have the option to exercise the Private Placement Warrants on a cashless basis. Except as described in this section, the Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants sold in the IPO, including that they may be redeemed for shares of Class A Common Stock. If the Private Placement Warrants are held by holders other than the Sponsor or their permitted transferees, the Private Placement Warrants will be redeemable by Ginkgo and exercisable by the holders on the same basis as the Public Warrants included in the units that were sold in the IPO.

Exclusive Forum

The Bylaws provide that, unless Ginkgo otherwise consents in writing, the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have subject matter jurisdiction, another state or federal court located within the State of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for resolution of (a) any derivative action or proceeding brought on behalf of Ginkgo, (b) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee, agent or stockholder of Ginkgo to Ginkgo or any of Ginkgo’s stockholders, or any claim for aiding and abetting such an alleged breach, (c) any action governed by the “internal affairs doctrine” or arising pursuant to any provision of Ginkgo’s Charter or Bylaws, or to interpret, apply, enforce or determine the validity of Ginkgo’s Charter or Bylaws, or (d) any action asserting a claim against Ginkgo or any current or former director, officer, employee, agent or stockholder of Ginkgo (i) arising pursuant to any provision of the DGCL or (ii) as to which the DGCL confers jurisdiction on the Chancery Court. The foregoing will not apply, however, to any action, claim or proceeding as to which the Chancery Court (or, if applicable, another state or federal court located within the State of Delaware) determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten (10) days following such determination).

Notwithstanding the foregoing, unless Ginkgo otherwise consents in writing, the federal district courts of the United States will be the exclusive forum for the resolution of any action, claim or proceeding arising under the Securities Act.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors and stockholders of corporations for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The Charter includes a provision that eliminates, to the fullest extent permitted by the DGCL (as currently in effect or as it may in the future be amended), the personal liability of Ginkgo’s directors for damages for any breach of fiduciary duty as a director.

The Bylaws provide that, to the fullest extent permitted by the DGCL (as currently in effect or as it may in the future be amended), Ginkgo must indemnify and hold harmless and advance expenses to any of its directors and officers who is involved in any action, suit or proceeding by reason of the fact that he or she is or was a director or officer of Ginkgo or, while serving as a director or officer of Ginkgo, is or was serving at the request of Ginkgo as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity. Ginkgo also is expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for Ginkgo’s directors, officers, and certain employees for some liabilities. Ginkgo believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, advancement and indemnification provisions in the Charter and the Bylaws may discourage stockholders from bringing lawsuits against Ginkgo’s directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against Ginkgo’s directors and officers, even though such an action, if successful, might otherwise benefit Ginkgo and its stockholders. In addition, your investment in Ginkgo may be adversely affected to the extent that Ginkgo pays the costs of settlement and damage awards against directors and officer pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of Ginkgo’s directors, officers, or employees for which indemnification is sought.

Corporate Opportunities

The Charter provides for the renouncement by Ginkgo of any interest or expectancy of Ginkgo in, or being offered an opportunity to participate, in any matter, transaction, or interest that is presented to, or acquired, created, or developed by, or which otherwise comes into the possession of, any director of Ginkgo who is not an employee of Ginkgo or any of its subsidiaries, unless such matter, transaction, or interest is presented to, or acquired, created, or developed by, or otherwise comes into the possession of, that director first in that director’s capacity as a director of Ginkgo.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, Ginkgo’s stockholders will have appraisal rights in connection with a merger or consolidation of Ginkgo. Pursuant to the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of Ginkgo’s stockholders may bring an action in Ginkgo’s name to procure a judgment in Ginkgo’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of

Ginkgo’s shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Transfer Agent and Warrant Agent

Computershare Trust Company, N.A. is the transfer agent for Class A Common Stock and the warrant agent for the Warrants.

Listing of Class A Common Stock and Ginkgo Warrants

The Class A Common Stock and the Public Warrants are listed on the NYSE under the symbols “DNA” and “DNA.WS,” respectively.

SELLING SECURITYHOLDERS

The Selling Securityholders may from time to time offer and sell any or all of the shares of Class A Common Stock set forth below pursuant to this prospectus and any accompanying prospectus supplement. When we refer to the “Selling Securityholders” in this prospectus, we mean the persons listed in the table below, and the pledgees, donees, transferees, assignees, successors, designees and others who later come to hold any of the Selling Securityholders’ interest in Class A Common Stock other than through a public sale.

The following table is based primarily on information provided to us by the Selling Securityholders indicating the shares of Class A Common Stock they wished to be covered by this registration statement and that are eligible for sale under this prospectus. A Selling Securityholder may have sold or transferred some or all of the shares of Class A Common Stock indicated below with respect to such Selling Securityholder and may in the future sell or transfer some or all of the Class A Common Stock indicated below, in each case in transactions exempt from the registration requirements of the Securities Act, rather than under this prospectus. We cannot advise you as to whether the Selling Securityholder will in fact sell any or all of such shares of Class A Common Stock. For purposes of this table, we have assumed that the Selling Securityholder will have sold all of the shares of Class A Common Stock covered by this prospectus upon the completion of the offering. We have based percentage ownership on 1,448,234,796 shares of Class A Common Stock outstanding as of December 31, 2022.

We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, to our knowledge, the persons and entities named in the tables have sole voting and sole investment power with respect to all securities that they beneficially own, subject to community property laws where applicable.

Name of Selling Securityholders	Number of Shares Beneficially Owned Prior to Offering	Percentage of Shares Beneficially Owned Prior to Offering	Number of Shares Offered Hereby	Number of Shares Beneficially Owned After Offering	Percentage of Shares Beneficially Owned After Offering
Selling Securityholders	7,279,426	<1%	7,279,426	7,279,426	<1%

Selling Securityholder information for each additional Selling Securityholder, if any, will be set forth by prospectus supplement to the extent required prior to the time of any offer or sale of such Selling Securityholder’s shares of Class A Common Stock pursuant to this prospectus. To the extent permitted by law, a prospectus supplement may add, update, substitute, or change the information contained in this prospectus, including the identity of each Selling Securityholder and the number of shares of Class A Common Stock registered on its behalf. A Selling Securityholder may sell or otherwise transfer all, some or none of such shares of Class A Common Stock in this offering. See “Plan of Distribution.”

For information regarding transactions between us and the Selling Securityholders, see “Item 13. Certain Relationships and Related Transactions, and Director Independence—Certain Relationships and Related Party Transactions” in our Annual Report on Form 10-K for the annual period ended December 31, 2021, as filed with the SEC on March 29, 2022.

PLAN OF DISTRIBUTION

We are registering the offer and sale, from time to time, by the Selling Securityholders of up to 7,279,426 shares of Class A Common Stock, par value $0.0001 per share. We will not receive any of the proceeds from the sale of Class A Common Stock by the Selling Securityholders.

Once issued and upon effectiveness of the registration statement of which this prospectus forms a part, the Class A Common Stock beneficially owned by the Selling Securityholders covered by this prospectus may be offered and sold from time to time by the Selling Securityholders. The term “Selling Securityholders” includes donees, pledgees, transferees or other successors in interest selling securities received after the date of this prospectus from a Selling Securityholder as a gift, pledge, partnership distribution or other transfer. The Selling Securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. Each Selling Securityholder reserves the right to accept and, together with its respective agents, to reject, any proposed purchase of securities to be made directly or through agents. The Selling Securityholders and any of their permitted transferees may sell their securities offered by this prospectus on any stock exchange, market or trading facility on which the securities are traded or in private transactions.

The Selling Securityholders may use any one or more of the following methods when selling the securities offered by this prospectus:

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	one or more underwritten offerings;

•	block trades in which the broker-dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	in market transactions, including transactions on a national securities exchange or quotations service or over-the-counter market;

•	distributions to their members, partners or stockholders

•	settlement of short sales entered into after the date of the registration statement of which this prospectus is a part is declared effective by the SEC;

•	agreements with broker-dealers to sell a specified number of the securities at a stipulated price per share;

•

in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;

•	directly to purchasers, including through a specific bidding, auction or other process or in privately negotiated transactions;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	through a combination of any of the above methods of sale; or

•	any other method permitted pursuant to applicable law.

In addition, a Selling Securityholder that is an entity may elect to make a pro rata in-kind distribution of securities to its members, partners or stockholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus with a plan of distribution. Such members, partners or stockholders would thereby receive freely tradeable securities pursuant to the distribution through a registration statement. To the extent a distributee is an affiliate of ours (or to the extent otherwise required by law), we may file a prospectus supplement in order to permit the distributees to use the prospectus to resell the securities acquired in the distribution.

The Selling Securityholders also may transfer the securities in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus. Upon being notified by a Selling Securityholder that a donee, pledgee, transferee, other successor-in-interest intends to sell our securities, we will, to the extent required, promptly file a supplement to this prospectus to name specifically such person as a Selling Securityholder.

To the extent required, the shares of Class A Common Stock to be sold, the names of the Selling Securityholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

The Selling Securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares of Class A Common Stock in the course of hedging the positions they assume. The Selling Securityholders may also sell the shares of Class A Common Stock short and deliver these securities to close out their short positions, or loan or pledge the shares of Class A Common Stock to broker-dealers that in turn may sell these shares. The Selling Securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Securityholders also may in the future resell a portion of Class A Common Stock in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule, or pursuant to other available exemptions from the registration requirements of the Securities Act.

Selling Securityholders may use this prospectus in connection with resales of shares of Class A Common Stock. This prospectus and any accompanying prospectus supplement will identify the Selling Securityholders, the terms of Class A Common Stock and any material relationships between us and the Selling Securityholders. In offering the securities covered by this prospectus, the Selling Securityholders and any underwriters, broker-dealers or agents who execute sales for the Selling Securityholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any discounts, commissions, concessions or profit they earn on any resale of those securities may be underwriting discounts and commissions under the Securities Act. Unless otherwise set forth in a prospectus supplement, the Selling Securityholders will receive all the net proceeds from the resale of shares of Class A Common Stock. If any Selling Securityholder is an “underwriter” within the meaning of Section 2(11) of the Securities Act, then the Selling Securityholder will be subject to the prospectus delivery requirements of the Securities Act. Underwriters and their controlling persons, dealers and agents may be entitled, under agreements entered into with us and the Selling Securityholder, to indemnification against and contribution toward specific civil liabilities, including liabilities under the Securities Act.

In order to comply with the securities laws of certain states, if applicable, the Class A Common Stock must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the

Class A Common Stock may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised the Selling Securityholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Securityholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the Selling Securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares of Class A Common Stock against certain liabilities, including liabilities arising under the Securities Act.

LEGAL MATTERS

Ropes & Gray LLP has passed upon the validity of the Class A Common Stock offered by this prospectus and certain other legal matters related to this prospectus.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Current Report on Form 8-K dated October 4, 2022, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Ernst & Young LLP, independent registered public accounting firm, has audited Zymergen Inc.’s consolidated financial statements for the year ended December 31, 2021, as set forth in their report, which is incorporated by reference in our Current Report on Form 8-K dated October 19, 2022, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Zymergen Inc.’s financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

The consolidated financial statements of Allonnia, LLC as of December 31, 2021 and 2020, and for each of the two years in the period ended December 31, 2021, and for the period from November 27, 2019 (inception) through December 31, 2019, have been incorporated by reference into this Prospectus and elsewhere in the registration statement in reliance on the report of Wolf & Company, P.C., independent public accounting firm, given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3, including exhibits, under the Securities Act, with respect to the Class A Common Stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the Class A Common Stock offered under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Neither we nor the Selling Securityholders have authorized any person to provide you with different information. The Class A Common Stock is not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of Class A Common Stock offered by this prospectus.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. We also maintain a website at www.ginkgobioworks.com. Through our website, we make available, free of charge, annual, quarterly and current reports, proxy statements and other information as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this prospectus.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. You should read the information incorporated by reference because it is an important part of this prospectus. We incorporate by reference the following information or documents that we have filed with the SEC:

•	our 2021 Annual Report, as amended by our Current Report on Form 8-K, as filed with the SEC on October 4, 2022;

•	our Amendment to our Annual Report on Form 10-K/A for the year ended December 31, 2021, as filed with the SEC on September 1, 2022;

•

our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2022, June 30, 2022 and September 30, 2022 as filed with the SEC on May  16, 2022, August  15, 2022 and November 14, 2022, respectively;

•

our Current Reports on Form 8-K, as filed with the SEC on June 14, 2022, July  25, 2022, July  25, 2022, August  4, 2022, August  15, 2022, October 4, 2022 (including Ginkgo’s recast financial statements, and related disclosures, as of December 31, 2021 and 2020 and for each of the three years in the period ended December  31, 2021, along with the audit report of our independent registered public accounting firm), October  19, 2022, November 14, 2022, November 18, 2022, January  11, 2023 and January 27, 2023; and

•

the description of our Common Stock contained in our Registration Statement on Form 8-A, as filed with the SEC on September 16, 2021, including any amendments or reports filed for the purpose of updating such description.

All reports and other documents we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering, but excluding any information furnished to, rather than filed with, the SEC, will also be incorporated by reference into this prospectus and deemed to be part of this prospectus from the date of the filing of such reports and documents.

Any statement contained in any document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all documents that are incorporated by reference into this prospectus, but not delivered with this prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates. You should direct written requests to: Ginkgo Bioworks Holdings, Inc., Investor Relations, 27 Drydock Avenue, 8th Floor, Boston, MA 02210 or you may call us at (877) 422-5362.

Copies of these filings are also available, without charge, on the SEC’s website at www.sec.gov and on our website at www.ginkgobioworks.com as soon as reasonably practicable after they are filed electronically with the SEC. The information contained on our website is not a part of this prospectus.

GINKGO BIOWORKS HOLDINGS, INC.

7,279,426 Shares of Class A Common Stock

Prospectus

February 3, 2023